FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of March
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

Distribution of financial instruments by credit quality
(Audited)

	Neither past due nor impaired				Past due		Impair-
	Strong	Good	Satisfactory	Sub- standard	but not impaired	Impaired	ment allowances11	Total

	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m
At 31 December 2013
Cash and balances at central banks ..............	162,017	2,877	265	1,440				166,599
Items in the course of collection from other banks..........................	5,590	66	286	79				6,021
Hong Kong Government certificates of indebtedness ...............	25,220	-	-	-				25,220

Trading assets12 .............	163,444	39,475	34,868	1,514				239,301
- treasury and other eligible bills ..........	17,235	3,585	758	6				21,584
- debt securities .........	107,831	16,498	16,167	1,148				141,644
- loans and advances: to banks ..............	15,804	5,546	6,342	193				27,885
to customers ........	22,574	13,846	11,601	167				48,188

Financial assets designated at fair value12 .............	6,608	5,183	671	257				12,719
- treasury and other eligible bills ..........	50	-	-	-				50
- debt securities .........	6,490	5,179	664	256				12,589
- loans and advances: to banks ..............	68	-	7	1				76
to customers ........	-	4	-	-				4

Derivatives12 .................	220,711	47,004	13,425	1,125				282,265

Loans and advances to customers held at amortised cost13 .........	535,947	262,698	220,970	23,944	15,460	36,428	(15,143)	1,080,304
- personal ..................	326,269	39,024	14,882	1,580	10,175	18,798	(6,602)	404,126
- corporate and commercial .........	133,355	194,970	175,046	21,281	5,009	16,877	(8,059)	538,479
- financial (non-bank financial institutions) .........	76,323	28,704	31,042	1,083	276	753	(482)	137,699
of which:
- reverse repos ..........	47,443	19,621	21,149	2	-	-	-	88,215

Loans and advances to banks held at amortised cost ............................	155,598	39,388	13,382	3,125	11	75	(58)	211,521
of which:
- reverse repos ..........	64,100	18,257	7,116	2,002	-	-	-	91,475

Financial investments ....	362,799	27,833	17,556	6,089	-	2,508		416,785
- treasury and other similar bills ..........	69,364	5,595	1,856	1,296	-	-		78,111
- debt securities .........	293,435	22,238	15,700	4,793	-	2,508		338,674

Assets held for sale ........	1,129	642	1,050	351	89	156	(111)	3,306
- disposal groups ........	1,093	642	496	351	86	90	(111)	2,647
- non-current assets held for sale ................	36	-	554	-	3	66	-	659

Other assets ...................	11,372	7,386	13,798	808	218	436		34,018
- endorsements and acceptances .........	1,976	4,824	4,562	225	19	18		11,624
- accrued income and other ...................	9,396	2,562	9,236	583	199	418		22,394

	1,650,435	432,552	316,271	38,732	15,778	39,603	(15,312)	2,478,059

	Neither past due nor impaired				Past due		Impair-
	Strong	Good	Satisfactory	Sub- standard	but not impaired	Impaired	ment allowances11	Total

	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m
At 31 December 2012
Cash and balances at central banks ..............	138,124	3,235	147	26				141,532
Items in the course of collection from other banks .........................	6,661	203	439	-				7,303
Hong Kong Government certificates of indebtedness................	22,743	-	-	-				22,743

Trading assets12 .............	237,078	60,100	66,537	3,462				367,177
- treasury and other eligible bills ..........	20,793	4,108	1,340	41				26,282
- debt securities .........	106,453	16,685	20,931	608				144,677
- loans and advances: to banks ..............	49,133	21,018	7,418	702				78,271
to customers ........	60,699	18,289	36,848	2,111				117,947

Financial assets designated at fair value12 .............	6,186	5,884	401	243				12,714
- treasury and other eligible bills ..........	54	-	-	-				54
- debt securities .........	6,089	5,830	391	241				12,551
- loans and advances: to banks ..............	43	-	10	2				55
to customers ........	-	54	-	-				54

Derivatives12 .................	284,115	46,214	24,877	2,244				357,450

Loans and advances to customers held at amortised cost13 .........	507,871	222,402	202,666	23,224	18,901	38,671	(16,112)	997,623
- personal ..................	321,887	39,533	16,225	1,430	12,267	23,751	(8,212)	406,881
- corporate and commercial .........	137,139	166,338	172,457	20,920	6,437	14,093	(7,346)	510,038
- financial (non-bank financial institutions) .........	48,845	16,531	13,984	874	197	827	(554)	80,704
of which:
- reverse repos ..........	29,324	4,944	381	2	-	-	-	34,651

Loans and advances to banks held at amortised cost ............................	117,220	23,921	10,575	772	10	105	(57)	152,546
of which:
- reverse repos ..........	29,483	3,509	2,467	2	-	-	-	35,461

Financial investments ....	357,452	27,428	21,143	6,759	-	2,530		415,312
- treasury and other similar bills ..........	80,320	3,818	1,957	1,455	-	-		87,550
- debt securities .........	277,132	23,610	19,186	5,304	-	2,530		327,762

Assets held for sale ........	2,425	3,287	2,311	314	387	1,286	(718)	9,292
- disposal groups ........	2,033	1,118	1,789	268	118	82	(49)	5,359
- non-current assets held for sale ................	392	2,169	522	46	269	1,204	(669)	3,933

Other assets ...................	9,679	6,007	13,845	1,759	231	462		31,983
- endorsements and acceptances .........	1,995	4,344	5,195	483	7	8		12,032
- accrued income and other ...................	7,684	1,663	8,650	1,276	224	454		19,951

	1,689,554	398,681	342,941	38,803	19,529	43,054	(16,887)	2,515,675

For footnotes, see page 263.

Past due but not impaired gross financial instruments
(Audited)

Past due but not impaired loans are those in respect of which the customer is in the early stages of delinquency and has failed to make a payment or a partial payment in accordance with the contractual terms of the loan agreement. This is typically when a loan is less than 90 days past due and there are no other indicators of impairment.

Further examples of exposures past due but not impaired include individually assessed mortgages that are in arrears more than 90 days for which there are no other indicators of impairment and the value of collateral is sufficient to repay both the principal debt and all potential interest for at least one year, or short-term trade facilities past due more than 90 days for technical reasons such as delays in documentation but there is no concern over the creditworthiness of the counterparty. When groups of loans are collectively assessed for impairment, collective impairment allowances are recognised for loans classified as past due but not impaired.

At 31 December 2013, US$15.5bn of loans and advances held at amortised cost were classified as past due but not impaired (2012: US$18.9bn). The largest concentration of these balances was in HSBC Finance, where they decreased by 13% compared with the end of 2012 due to the continued run-off and loan sales in the CML portfolio. In Latin America, balances decreased by 54% to US$1.6bn, primarily in Brazil as we reposition our portfolio. In addition, we disposed of our operations in Panama.

Past due but not impaired loans and advances to customers and banks by geographical region
(Audited)

	Europe	Hong Kong	Rest of Asia-Pacific	MENA	North America	Latin America	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m
31 December 2013
Banks ......................................................	-	11	-	-	-	-	11

Customers ................................................	2,399	1,488	2,723	757	6,453	1,640	15,460
- personal ...........................................	1,287	882	1,882	174	4,817	1,133	10,175
- corporate and commercial ................	1,092	410	787	580	1,635	505	5,009
- financial (non-bank financial institutions) ..................................	20	196	54	3	1	2	276

	2,399	1,499	2,723	757	6,453	1,640	15,471

31 December 2012
Banks ......................................................	-	-	10	-	-	-	10

Customers ................................................	2,339	1,311	2,964	975	7,721	3,591	18,901
- personal ...........................................	1,416	638	1,961	248	5,806	2,198	12,267
- corporate and commercial ................	909	579	953	726	1,910	1,360	6,437
- financial (non-bank financial institutions) ..................................	14	94	50	1	5	33	197

	2,339	1,311	2,974	975	7,721	3,591	18,911

Ageing analysis of days for past due but not impaired gross financial instruments
(Audited)

	Up to 29 days	30-59 days	60-89 days	90-179 days	180 days and over	Total
	US$m	US$m	US$m	US$m	US$m	US$m
At 31 December 2013
Loans and advances to customers held at amortised cost ...................................................................................	11,689	2,587	1,057	76	51	15,460
- personal ..............................................................	7,170	2,124	865	16	-	10,175
- corporate and commercial ..................................	4,290	418	190	60	51	5,009
- financial (non-bank financial institutions) ..........	229	45	2	-	-	276

Loans and advances to banks held at amortised cost ...	11	-	-	-	-	11

Loans and advances ....................................................	11,700	2,587	1,057	76	51	15,471

Assets held for sale .....................................................	61	12	8	6	2	89
- disposal groups ....................................................	61	11	8	5	1	86
- non-current assets held for sale ...........................	-	1	-	1	1	3

Other assets ................................................................	142	43	18	6	9	218
- endorsements and acceptances ............................	13	3	-	1	2	19
- other ..................................................................	129	40	18	5	7	199

	11,903	2,642	1,083	88	62	15,778

At 31 December 2012
Loans and advances to customers held at amortised cost ...................................................................................	14,226	3,189	1,262	200	24	18,901
- personal ..............................................................	8,718	2,441	1,058	42	8	12,267
- corporate and commercial ..................................	5,384	675	204	158	16	6,437
- financial (non-bank financial institutions)...........	124	73	-	-	-	197

Loans and advances to banks held at amortised cost ...	10	-	-	-	-	10

Loans and advances ....................................................	14,236	3,189	1,262	200	24	18,911

Assets held for sale .....................................................	251	84	48	2	2	387
- disposal groups ....................................................	87	17	11	1	2	118
- non-current assets held for sale ...........................	164	67	37	1	-	269

Other assets ................................................................	122	37	24	12	36	231
- endorsements and acceptances ............................	6	1	-	-	-	7
- other ..................................................................	116	36	24	12	36	224

	14,609	3,310	1,334	214	62	19,529

Renegotiated loans and forbearance
(Audited)

Current policies and procedures regarding renegotiated loans and forbearance are described in the Appendix to Risk on page 268.

The contractual terms of a loan may be modified for a number of reasons, including changes in market conditions, customer retention and other factors not related to the current or potential credit deterioration of a customer. 'Forbearance' describes concessions made on the contractual terms of a loan in response to an obligor's financial difficulties. We classify and report loans on which concessions have been granted under conditions of credit distress as 'renegotiated loans' when their contractual payment terms have been modified, because we have significant concerns about the borrowers' ability to meet contractual payments when due. Concessions on loans made to customers which do not affect the payment structure or basis of repayment, such as waivers of financial or security covenants, do not directly provide concessionary relief to customers in terms of their ability to service obligations as they fall due and are therefore not included in this classification.

There were no material changes to our group standard policies and procedures regarding renegotiated loans in 2013. In Brazil, we realigned local practices to meet Group standard policy and reviewed the impairment allowance methodology used for our retail banking and Business Banking mass portfolios to ensure that it better reflected the level of restructuring that is taking place and the performance of these restructured accounts.

The following tables show the gross carrying amounts of the Group's holdings of renegotiated loans and advances to customers by industry sector, geography and credit quality classification.

Renegotiated loans and advances to customers
(Audited)

	At 31 December 2013				At 31 December 2012
	Neither past due nor impaired	Past due but not impaired	Impaired	Total	Neither past due nor impaired	Past due but not impaired	Impaired	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Personal ............................	5,895	3,585	12,092	21,572	7,952	3,524	18,279	29,755
- first lien residential mortgages ...............	4,881	3,219	10,857	18,957	5,861	2,828	15,459	24,148
- other personal1 ...........	1,014	366	1,235	2,615	2,091	696	2,820	5,607

Corporate and commercial..	3,147	362	8,493	12,002	4,608	295	6,892	11,795
- manufacturing and international trade services ..................	1,529	163	4,178	5,870	2,381	154	3,012	5,547
- commercial real estate and other property-related ....................	1,050	113	3,385	4,548	1,796	10	3,484	5,290
- governments ..............	274	-	43	317	177	-	-	177
- other commercial10 ....	294	86	887	1,267	254	131	396	781

Financial ............................	358	-	243	601	255	-	422	677

	9,400	3,947	20,828	34,175	12,815	3,819	25,593	42,227

Total renegotiated loans and advances to customers as a percentage of total gross loans and advances to customers .....................				3.1%				4.2%

For footnotes, see page 263.

Renegotiated loans and advances to customers by geographical region
(Audited)

	Europe	Hong Kong	Rest of Asia- Pacific	MENA	North America	Latin America	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m
31 December 2013
Personal ..................................................	2,251	218	217	149	18,130	607	21,572
- first lien residential mortgages ..........	1,820	52	65	91	16,853	76	18,957
- other personal1 ................................	431	166	152	58	1,277	531	2,615

Corporate and commercial .......................	7,270	125	205	1,583	658	2,161	12,002
- manufacturing and international trade services ................................	3,709	18	85	489	198	1,371	5,870
- commercial real estate and other property-related ...........................	2,940	3	36	662	446	461	4,548
- governments ....................................	-	-	-	137	-	180	317
- other commercial10 ..........................	621	104	84	295	14	149	1,267

Financial ..................................................	235	-	2	362	1	1	601

	9,756	343	424	2,094	18,789	2,769	34,175

Total impairment allowances on renegotiated loans ................................	1,867	13	88	460	2,285	1,014	5,727
- individually assessed .........................	1,821	12	66	460	98	464	2,921
- collectively assessed .........................	46	1	22	-	2,187	550	2,806

Europe		Hong Kong	Rest of Asia- Pacific	MENA	North America	Latin America	Total
US$m		US$m	US$m	US$m	US$m	US$m	US$m
31 December 2012
Personal ..................................................	2,817	245	248	190	25,474	781	29,755
- first lien residential mortgages ..........	1,896	68	78	112	21,896	98	24,148
- other personal1 ................................	921	177	170	78	3,578	683	5,607

Corporate and commercial .......................	6,829	147	300	1,859	685	1,975	11,795
- manufacturing and international trade services ................................	3,002	22	193	659	191	1,480	5,547
- commercial real estate and other property-related ...........................	3,641	25	37	899	486	202	5,290
- governments ....................................	-	-	-	2	-	175	177
- other commercial10 ..........................	186	100	70	299	8	118	781

Financial ..................................................	328	-	4	340	3	2	677

	9,974	392	552	2,389	26,162	2,758	42,227

Total impairment allowances on renegotiated loans ................................	1,547	16	96	546	3,864	485	6,554
- individually assessed .........................	1,545	15	63	543	39	213	2,418
- collectively assessed .........................	2	1	33	3	3,825	272	4,136

For footnotes, see page 263.

Movement in renegotiated loans by geographical region
(Unaudited)

	Europe	Hong Kong	Rest of Asia- Pacific	MENA	North America	Latin America	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Renegotiated loans at 1 January 2013 ...............	9,974	392	552	2,389	26,162	2,758	42,227
- personal ....................................................	2,817	245	248	190	25,474	781	29,755
- corporate and commercial ........................	6,829	147	300	1,859	685	1,975	11,795
- financial ...................................................	328	-	4	340	3	2	677

Loans renegotiated in the year without derecognition................................................	2,807	-	49	101	1,727	1,311	5,995
- personal ....................................................	264	-	8	16	1,335	507	2,130
- corporate and commercial ........................	2,541	-	41	85	391	803	3,861
- financial ...................................................	2	-	-	-	1	1	4

Loans renegotiated in the year resulting in recognition of a new loan..............................	105	47	66	14	-	62	294
- personal ....................................................	17	46	30	14	-	25	132
- corporate and commercial ........................	88	1	36	-	-	37	162
- financial ...................................................	-	-	-	-	-	-	-

Repayments .....................................................	(2,139)	(99)	(134)	(541)	(1,759)	(707)	(5,379)
- personal ....................................................	(489)	(71)	(40)	(64)	(1,387)	(353)	(2,404)
- corporate and commercial ........................	(1,574)	(28)	(93)	(477)	(370)	(354)	(2,896)
- financial ...................................................	(76)	-	(1)	-	(2)	-	(79)

Amounts written off ........................................	(426)	(2)	(23)	(38)	(1,035)	(409)	(1,933)
- personal ....................................................	(99)	(2)	(18)	(9)	(995)	(233)	(1,356)
- corporate and commercial ........................	(303)	-	(5)	(29)	(40)	(175)	(552)
- financial ...................................................	(24)	-	-	-	-	(1)	(25)

Other ...............................................................	(565)	5	(86)	169	(6,306)	(246)	(7,029)
- personal ....................................................	(259)	-	(11)	2	(6,297)	(120)	(6,685)
- corporate and commercial ........................	(311)	5	(74)	145	(8)	(125)	(368)
- financial ...................................................	5	-	(1)	22	(1)	(1)	24

At 31 December 2013 ....................................	9,756	343	424	2,094	18,789	2,769	34,175
- personal ....................................................	2,251	218	217	149	18,130	607	21,572
- corporate and commercial ........................	7,270	125	205	1,583	658	2,161	12,002
- financial ...................................................	235	-	2	362	1	1	601

For footnote, see page 263.

The above table shows the movement in renegotiated loans for the year. During the year there were US$6.3bn of new loans classified as renegotiated, of which US$294m resulted in the derecognition of the original loan and recognition of a new loan. The majority of the movement during the year was in 'Other', which included a reduction in North America of US$5.6bn due to loan sales in the CML portfolio and transfers to other assets upon foreclosure and repossession of the real estate collateral of US$668m. In addition, there were refinements in data collection to personal and corporate and commercial, which resulted in improved renegotiated loan identification and led to a decrease in Turkey of US$523m.

See page 270 for further details on the types of restructures that may result in derecognition accounting.

2013 compared with 2012
(Unaudited)

The following commentary is on a reported basis.

Renegotiated loans totalled US$34.2bn at 31 December 2013 (2012: US$42.2bn). The most significant portfolio remained in North America at US$18.8bn or 55% of the total at 31 December 2013 (2012: US$26.2bn or 62%), substantially all of which were retail loans held by HSBC Finance

Further commentary is provided below for retail and corporate and commercial renegotiated loans.

Retail renegotiated loans
(Unaudited)

The following commentary is on a reported basis.

Renegotiated loans to retail customers totalled US$21.6bn at 31 December 2013, a reduction of US$8.2bn compared with the end of 2012. This was due to the continued run-off and loan sales in the CML portfolio. The most significant portfolio of renegotiated retail loans remained in North America and amounted to US$18.1bn or 84% of the Group's total, substantially all of which were retail loans held by HSBC Finance.

The next largest portfolio of renegotiated retail loans was in Europe and amounted to US$2.3bn, a reduction of US$566m compared with the end of 2012. The decrease was mainly due to repayments and write-offs on renegotiated loans in the UK.

In Latin America, renegotiated retail loans decreased by US$174m to US$607m, mainly resulting from more restrictive conditions being required for the approval of renegotiations.

Renegotiated retail loans in Hong Kong, Rest of Asia-Pacific and the Middle East and North Africa remained low.

HSBC Finance loan modifications and re-age programmes

HSBC Finance maintains loan modification and re-age ('loan renegotiation') programmes in order to manage customer relationships, improve collection opportunities and, if possible, avoid foreclosure.

Since 2006, HSBC Finance has implemented an extensive loan renegotiation programme, and a significant portion of its loan portfolio has been subject to renegotiation at some stage in the life of the customer relationship as a consequence of the economic conditions in the US and the nature of HSBC Finance's customer base.

The volume of loans that qualify for modification has reduced significantly in recent years. We expect this trend to continue as HSBC Finance believes the percentage of its customers with unmodified loans who would benefit from loan modification in a way that would avoid non-payment of future cash flows is decreasing. In addition, volumes of new loan modifications are expected to decrease due to gradual improvements in economic conditions, the cessation of new real estate secured and personal non-credit card receivables originations, and the continued run-off and loan sales in the CML portfolio.

Qualifying criteria

For an account to qualify for renegotiation it must meet certain criteria. However, HSBC Finance retains the right to decline a renegotiation. The extent to which HSBC Finance renegotiates accounts that are eligible under its existing policies varies according to its view of prevailing economic conditions and other factors which may change from year to year. In addition, exceptions to policies and practices may be made in specific situations in response to legal or regulatory agreements or orders.

Renegotiated real estate secured and personal lending receivables are not eligible for a subsequent renegotiation for twelve and six months, respectively, with a maximum of five renegotiations permitted within a five-year period. Borrowers must be approved for a modification and generally make two minimum qualifying monthly payments within 60 days to activate a modification. In certain circumstances where the debt has been restructured in bankruptcy proceedings, fewer or no payments may be required. Accounts whose borrowers are subject to a Chapter 13 plan filed with a bankruptcy court generally may be re-aged upon receipt of one qualifying payment, while accounts whose borrowers have filed for Chapter 7 bankruptcy protection may be re-aged upon receipt of a signed reaffirmation agreement. In addition, for some products accounts may be re-aged without receipt of a payment in certain special circumstances (e.g. in the event of a natural disaster or a hardship programme).

Types of loan renegotiation programme in HSBC Finance
• A temporary modification is a change to the contractual terms of a loan that results in HSBC Finance giving up a right to contractual cash flows over a pre-defined period. With a temporary modification the loan is expected to revert back to the original contractual terms, including the interest rate charged, after the modification period. An example is reduced interest payments.
A substantial number of HSBC Finance modifications involve interest rate reductions, which lower the amount of interest income HSBC Finance is contractually entitled to receive in future periods. Historically, modifications have generally been for six months, although extended modification periods are now more common.
Loans that have been re-aged are classified as impaired with the exception of first-time loan re-ages that were less than 60 days past due at the time of re-age. These remain classified as impaired until they have demonstrated a history of payment performance against their original contracted terms for at least 12 months.
• A permanent modification is a change to the contractual terms of a loan that results in HSBC Finance giving up a right to contractual cash flows over the life of the loan. An example is a permanent reduction in the interest rate charged.
Permanent or long-term modifications which are due to an underlying hardship event remain classified as impaired for their full life.
• The term 're-age' describes a renegotiation by which the contractual delinquency status of a loan is reset to current after demonstrating payment performance. The overdue principal and/or interest is deferred and paid at a later date. Loan re-ageing enables customers who have been unable to make a small number of payments to have their loan delinquency status reset to current so that their credit score is not affected by the overdue balances.
Loans that have been re-aged remain classified as impaired until they have demonstrated a history of payment performance against the original contractual terms for at least 12 months.
A temporary or permanent modification may also lead to a re-ageing of a loan although a loan may be re-aged without any modification to its original terms and conditions.
Where loans have been granted multiple concessions, subject to the qualifying criteria discussed above, the concession is deemed to have been made due to concern regarding the borrower's ability to pay, and the loan is disclosed as impaired. The loan remains disclosed as impaired from that date forward until the borrower has demonstrated a history of repayment performance for the period of time required for either modifications or re-ages, as described above.

2013 compared with 2012

At 31 December 2013, renegotiated real estate secured accounts in HSBC Finance represented 91% (2012: 86%) of North America's total renegotiated loans. US$10bn (2012: US$14bn) of renegotiated real estate secured loans were classified as impaired. A significant portion of HSBC Finance's renegotiated portfolio has received multiple renegotiations. Consequently, a significant proportion of loans included in the table below have undergone multiple re-ages or modifications. In this regard, multiple modifications have remained consistent at 75% to 80% of total modifications.

During 2013, the aggregate number of renegotiated loans reduced, due to the run-off and loan sales in the CML portfolio, despite renegotiation activity continuing. Within the constraints of our Group credit policy, HSBC Finance's policies allow for multiple renegotiations under certain circumstances, and a significant number of accounts received second or subsequent renegotiations during the year which do not appear in the statistics presented. These statistics treat a loan as an addition to the volume of renegotiated loans on its first renegotiation only. At 31 December 2013, renegotiated loans were 57% (2012: 58%) of the total portfolio of HSBC Finance's real estate secured accounts.

Gross loan portfolio of HSBC Finance real estate secured balances
(Unaudited)

	Re-aged14	Modified and re-aged	Modified	Total re- negotiated loans	Total non- renegotiated loans	Total gross loans	Total impair- ment allowances	Impair- ment allowances/ gross loans
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	%

At 31 December 2013	8,167	8,213	768	17,148	13,171	30,319	3,028	10
At 31 December 2012	9,640	11,660	1,121	22,421	16,261	38,743	4,481	12

For footnote, see page 263.

Movement in HSBC Finance renegotiated real estate balances
(Unaudited)

	2013	2012
	US$m	US$m

At 1 January ......................................................................................................................	22,421	24,588
Additions ................................................................................................................................	967	1,221
Payments ................................................................................................................................	(1,540)	(1,133)
Write-offs ...............................................................................................................................	(1,122)	(1,796)
Transfer to 'Assets held for sale' and 'Other assets' ................................................................	(3,578)	(459)

At 31 December ................................................................................................................	17,148	22,421

Number of renegotiated real estate secured accounts remaining in HSBC Finance's portfolio
(Unaudited)

	Number of renegotiated loans (000s)				Total number of loans (000s)
	Re-aged	Modified and re-aged	Modified	Total

At 31 December 2013 ........................................	102	78	8	188	352
At 31 December 2012 ..........................................	117	107	11	235	427

Corporate and commercial renegotiated loans
(Unaudited)

For the current policies and procedures regarding renegotiated loans in the corporate and commercial sector, see the Appendix to Risk on page 271.

On a reported basis, there was a US$207m increase in renegotiated loans in the corporate and commercial sector in 2013 to US$12bn. Higher balances in Europe US$441m and Latin America US$186m, were partly offset by reductions across the other regions.

In Europe, there were higher balances in manufacturing and international trade services of US$707m, mainly in the UK due to a small number of significant individual restructurings, and in other commercial balances of US$435m, principally in Spain. This was partly offset by lower balances in the commercial real estate and other property-related sector of US$701m, mainly in the UK due to net loan repayments.

In the Middle East and North Africa, the majority of the fall of US$276m was due to loan repayments in both manufacturing and international trade services and commercial real estate and other property-related sectors, mainly in the UAE.

In Rest of Asia-Pacific, the majority of the US$95m reduction in renegotiated loan balances was in the manufacturing and international trade services sector as well as the commercial real estate and other property-related sector.

Renegotiated balances in Latin America increased by US$186m compared with the end of 2012, primarily due to a small number of large renegotiations in the commercial real estate and other property-related sector in Mexico, related to homebuilders resulting from a change in public housing policy.

Collateral

Collateral and other credit enhancements held
(Audited)

Loans and advances held at amortised cost

It is the Group's practice to lend on the basis of customers' ability to meet their obligations out of cash flow resources rather than rely on the value of security offered. Depending on a customer's standing and the type of product, facilities may be provided without security. For other lending, a charge over collateral is obtained and considered in determining the credit decision and pricing. In the event of default, the bank may utilise the collateral as a source of repayment. Depending on its form, collateral can have a significant financial effect in mitigating our exposure to credit risk.

The tables below provide a quantification of the value of fixed charges we hold over borrowers' specific assets where we have a history of enforcing, and are able to enforce, collateral in satisfying a debt in the event of the borrower failing to meet its contractual obligations, and where the collateral is cash or can be realised by sale in an established market. The collateral valuation in the tables below excludes any adjustments for obtaining and selling the collateral.

We may also manage our risk by employing other types of collateral and credit risk enhancements such as second charges, other liens and unsupported guarantees, but the valuation of such mitigants is less certain and their financial effect has not been quantified. In particular, loans shown in the tables below as not collateralised or partially collateralised may benefit from such credit mitigants.

Certain credit mitigants are used strategically in portfolio management activities. While single name concentrations arise in portfolios managed by GB&M and CMB, it is only in the former that their size requires the use of portfolio level credit mitigants. Across GB&M risk limits and utilisations, maturity profiles and risk quality are monitored and managed pro-actively. This process is key to determining our risk appetite for these larger, more complex, geographically distributed customer groups. While the principal form of risk management continues to be at the point of exposure origination through the lending decision-making process, GB&M also utilises loan sales and credit default swap ('CDS') hedges to manage concentrations and reduce risk. These transactions are the responsibility of a dedicated GB&M portfolio management team. Hedging activity is carried out within agreed credit parameters, and is subject to market risk limits and a robust governance structure. CDS mitigants are held at portfolio level and are not reported in the presentation below.

Personal lending

Residential mortgage loans including loan commitments by level of collateral
(Audited)

	Europe	Hong Kong	Rest of Asia- Pacific	MENA	North America	Latin America	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m
At 31 December 2013
Non-impaired loans and advances
Fully collateralised ........................	146,326	54,432	43,900	2,235	44,125	3,749	294,767
Loan to value ('LTV') ratio: - less than 25% ...................	11,438	8,496	4,270	149	3,339	219	27,911
- 25% to 50%	43,590	29,508	13,205	600	9,833	1,118	97,854
- 51% to 75%	66,452	13,726	20,644	1,095	20,751	1,715	124,383
- 76% to 90%	21,603	1,887	4,949	348	6,933	606	36,326
- 91% to 100% ...................	3,243	815	832	43	3,269	91	8,293

Partially collateralised:
- greater than 100% LTV (A) .............	1,410	14	348	42	4,150	59	6,023
- collateral value on A ..	852	14	293	37	3,681	49	4,926

	147,736	54,446	44,248	2,277	48,275	3,808	300,790
Impaired loans and advances
Fully collateralised ........................	1,369	33	221	90	10,128	160	12,001
LTV ratio: - less than 25% ...................	47	15	17	2	128	4	213
- 25% to 50%	197	11	57	13	1,265	93	1,636
- 51% to 75%	452	7	89	31	4,250	47	4,876
- 76% to 90%	320	-	49	34	2,809	13	3,225
- 91% to 100% ...................	353	-	9	10	1,676	3	2,051

Partially collateralised:
- greater than 100% LTV (B) ..............	104	-	17	6	2,548	8	2,683
- collateral value on B ..	91	-	4	6	2,272	4	2,377

	1,473	33	238	96	12,676	168	14,684

	149,209	54,479	44,486	2,373	60,951	3,976	315,474

Residential mortgage loans including loan commitments by level of collateral (continued)
(Audited)

	Europe	Hong Kong	Rest of Asia- Pacific	MENA	North America	Latin America	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m
At 31 December 2012
Non-impaired loans and advances
Fully collateralised .................	139,769	53,431	43,399	1,955	46,312	5,035	289,901
LTV ratio: - less than 25% ..................	11,569	8,076	4,419	117	3,546	308	28,035
- 25% to 50% ....................	35,557	30,132	12,665	579	9,365	1,468	89,766
- 51% to 75% ....................	59,702	12,760	19,534	929	20,755	2,222	115,902
- 76% to 90% ....................	26,768	1,931	6,144	172	8,437	855	44,307
- 91% to 100% ..................	6,173	532	637	158	4,209	182	11,891

Partially collateralised:
- greater than 100% LTV (C) .......................................	2,748	2	366	72	6,330	15	9,533
- collateral value on C ........	2,445	1	315	64	5,514	11	8,350

	142,517	53,433	43,765	2,027	52,642	5,050	299,434

Impaired loans and advances
Fully collateralised .................	1,904	47	263	151	13,487	158	16,010
LTV ratio: - less than 25% ..................	164	14	19	8	157	11	373
- 25% to 50% ....................	481	23	87	44	1,569	54	2,258
- 51% to 75% ....................	693	10	91	72	5,827	73	6,766
- 76% to 90% ....................	350	-	51	17	3,870	16	4,304
- 91% to 100% ..................	216	-	15	10	2,064	4	2,309

Partially collateralised:
- greater than 100% LTV (D) .......................................	219	-	10	13	3,880	1	4,123
- collateral value on D .......	120	-	8	12	3,170	1	3,311

	2,123	47	273	164	17,367	159	20,133

	144,640	53,480	44,038	2,191	70,009	5,209	319,567

The above table shows residential mortgage lending including off-balance sheet loan commitments by level of collateral. Off-balance sheet commitments include loans that have been approved but which the customer has not yet drawn, and the undrawn portion of loans that have a flexible drawdown facility such as the offset mortgage product. The collateral included in the table above consists of first charges on real estate.

The LTV ratio is calculated as the gross on-balance sheet carrying amount of the loan and any off-balance sheet loan commitment at the balance sheet date divided by the value of collateral. The methodologies for obtaining residential property collateral values vary throughout the Group, but are typically determined by using a combination of professional appraisals, house price indices and statistical analysis. Valuations must be updated on a regular basis and, as a minimum, at intervals of every three years. They are conducted more frequently when market conditions or portfolio performance are subject to significant change or when a loan is identified and assessed as impaired.

The LTV ratio bandings are consistent with our internal risk management reporting. While we do have mortgages in the higher LTV bands, our appetite for such lending is restricted and the larger portion of our portfolio is concentrated in the lower risk LTV bandings of 75% and below.

Other personal lending

Other personal lending consists primarily of overdrafts, credit cards and second lien mortgage portfolios. Second lien lending is supported by collateral but the claim on the collateral is subordinate to the first lien charge. The majority of our second lien portfolios were originated in North America where loss experience on defaulted second lien loans has typically approached 100%; consequently, we do not generally attach any significant financial value to this type of collateral. Credit cards and overdrafts are usually unsecured.

Corporate, commercial and financial (non-bank) lending

Collateral held is analysed separately below for commercial real estate and for other corporate, commercial and financial (non-bank) lending. This reflects the difference in collateral held on the portfolios. In each case, the analysis includes off-balance sheet loan commitments, primarily undrawn credit lines.

Commercial real estate loans and advances including loan commitments by level of collateral
(Audited)

	Europe	Hong Kong	Rest of Asia- Pacific	MENA	North America	Latin America	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m
At 31 December 2013
Rated CRR/EL 1 to 7
Not collateralised	4,865	10,186	3,978	192	137	935	20,293
Fully collateralised .......................	24,154	18,895	6,422	21	8,627	1,728	59,847
Partially collateralised (A)..................	2,664	1,552	825	139	704	484	6,368
- collateral value on A ...	1,827	1,278	410	24	303	292	4,134

	31,683	30,633	11,225	352	9,468	3,147	86,508
Rated CRR/EL 8
Not collateralised	109	-	10	-	1	3	123
Fully collateralised .......................	793	-	-	72	68	1	934
LTV ratio:
- less than 25% ....................	13	-	-	-	4	-	17
- 25% to 50%	126	-	-	-	11	-	137
- 51% to 75%	367	-	-	72	49	1	489
- 76% to 90%	173	-	-	-	4	-	177
- 91% to 100% ....................	114	-	-	-	-	-	114

Partially collateralised (B) .................	360	-	2	-	13	-	375
- collateral value on B ..	281	-	1	-	11	-	293

	1,262	-	12	72	82	4	1,432
Rated CRR/EL 9 to 10
Not collateralised	564	-	-	7	4	521	1,096
Fully collateralised .......................	1,079	6	6	31	233	286	1,641
LTV ratio:
- less than 25% ....................	46	-	-	-	1	5	52
- 25% to 50%	229	2	-	7	38	27	303
- 51% to 75%	436	3	3	7	110	57	616
- 76% to 90%	209	1	2	17	62	62	353
- 91% to 100% ....................	159	-	1	-	22	135	317

Partially collateralised (C) .................	1,815	-	5	181	240	56	2,297
- collateral value on C ..	1,284	-	5	89	115	34	1,527

	3,458	6	11	219	477	863	5,034

	36,403	30,639	11,248	643	10,027	4,014	92,974

At 31 December 2012
Rated CRR/EL 1 to 7
Not collateralised ...	7,068	10,790	3,647	569	181	2,083	24,338
Fully collateralised .	23,450	17,355	6,106	92	9,054	1,846	57,903
Partially collateralised (A).	3,088	1,476	1,150	33	1,063	903	7,713
- collateral value on A ........................	2,780	1,179	464	29	401	423	5,276

	33,606	29,621	10,903	694	10,298	4,832	89,954

Rated CRR/EL 8 to 10
Not collateralised ...	418	-	-	14	34	105	571
Fully collateralised .	1,261	2	60	8	408	141	1,880
LTV ratio: - less than 25% ..	34	-	1	-	25	10	70
- 25% to 50% ....	119	1	55	7	86	8	276
- 51% to 75% ....	437	-	2	-	69	28	536
- 76% to 90% ....	501	-	1	-	58	63	623
- 91% to 100% ..	170	1	1	1	170	32	375

Partially collateralised (B)	1,585	-	51	204	377	24	2,241
- collateral value on B ........................	938	-	15	111	265	13	1,342

	3,264	2	111	226	819	270	4,692

	36,870	29,623	11,014	920	11,117	5,102	94,646

The collateral used in the assessment of the above lending consists of fixed first charges on real estate and charges over cash for commercial real estate. These facilities are disclosed as not collateralised if they are unsecured or benefit from credit risk mitigation from guarantees, which are not quantified for the purposes of this disclosure. In Hong Kong, market practice is typically for lending to major property companies to be secured by guarantees or unsecured. In Europe, facilities of a working capital nature are generally not secured by a first fixed charge and are therefore disclosed as not collateralised.

The value of commercial real estate collateral is determined by using a combination of professional and internal valuations and physical inspections. Due to the complexity of valuing collateral for commercial real estate, local valuation policies determine the frequency of review on the basis of local market conditions. Revaluations are sought with greater frequency when, as part of the regular credit assessment of the obligor, material concerns arise in relation to the transaction which may affect the underlying performance of the collateral, or the obligor's credit quality declines sufficiently to raise questions over whether the principal source of payment can fully meet the obligation (i.e. the obligor's credit quality classification indicates it is at the lower end, that is sub-standard, or approaching impaired). Where such concerns exist the revaluation method selected will depend upon the LTV relationship, the direction in which the local commercial real estate market has moved since the last valuation and, most importantly, the specific characteristics of the underlying commercial real estate which is of concern. Collateral values held for customers rated CRR 9 to 10 (i.e. classified as impaired) are separately disclosed above, starting with 2013.

For further details on cross-collateralisation and LTV calculations for commercial real estate and other corporate and commercial, see page 183.

Other corporate, commercial and financial (non-bank) loans and advances including loan commitments by level of collateral rated CRR/EL 8 to 10 only
(Audited)

	Europe	Hong Kong	Rest of Asia- Pacific	MENA	North America	Latin America	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m
At 31 December 2013
Rated CRR/EL 8
Not collateralised	2,411	5	180	37	328	456	3,417
Fully collateralised .......................	259	16	35	1	227	70	608
LTV ratio:
- less than 25% ....................	15	1	15	-	7	7	45
- 25% to 50%	50	15	7	1	77	4	154
- 51% to 75%	103	-	4	-	47	10	164
- 76% to 90%	25	-	8	-	31	5	69
- 91% to 100% ....................	66	-	1	-	65	44	176

Partially collateralised (A) .................	435	14	9	528	345	73	1,404
- collateral value on A ...	17	3	2	398	89	18	527

	3,105	35	224	566	900	599	5,429

Rated CRR/EL 9 to 10
Not collateralised	1,467	229	456	1,089	26	1,615	4,882
Fully collateralised .......................	1,121	47	114	49	309	266	1,906
LTV ratio:
- less than 25% ....................	36	1	6	2	7	42	94
- 25% to 50%	88	7	43	-	17	117	272
- 51% to 75%	161	10	11	47	29	49	307
- 76% to 90%	156	24	29	-	46	43	298
- 91% to 100% ....................	680	5	25	-	210	15	935

Partially collateralised (B) .................	1,192	53	251	770	359	290	2,915
- collateral value on B ..	606	33	117	102	149	131	1,138

	3,780	329	821	1,908	694	2,171	9,703

	6,885	364	1,045	2,474	1,594	2,770	15,132

	Europe	Hong Kong	Rest of Asia- Pacific	MENA	North America	Latin America	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m
At 31 December 2012
Rated CRR/EL 8 to 10
Not collateralised	5,110	260	572	1,186	533	1,023	8,684
Fully collateralised .......................	1,463	82	146	132	478	284	2,585
LTV ratio: - less than 25% ....................	77	3	11	-	11	68	170
- 25% to 50%	192	4	62	6	49	84	397
- 51% to 75%	290	39	31	33	131	61	585
- 76% to 90%	196	24	11	18	96	17	362
- 91% to 100% ....................	708	12	31	75	191	54	1,071

Partially collateralised (A)..................	1,106	84	251	828	753	273	3,295
- collateral value on A ...	628	41	89	124	359	108	1,349

	7,679	426	969	2,146	1,764	1,580	14,564

The collateral used in the assessment of the above lending primarily includes first legal charges over real estate and charges over cash in the commercial and industrial sector, and charges over cash and marketable financial instruments in the financial (non-bank) sector. Government sector lending is generally unsecured.

It should be noted that the above table excludes other types of collateral which are commonly taken for corporate and commercial lending such as unsupported guarantees and floating charges over the assets of a customer's business. While such mitigants have value, often providing rights in insolvency, their assignable value is not sufficiently certain and they are assigned no value for disclosure purposes.

As with commercial real estate, the value of real estate collateral included in the table above is generally determined by using a combination of professional and internal valuations and physical inspections. The frequency of revaluation is similar to commercial real estate loans and advances; however, for financing activities in corporate and commercial lending that are not predominantly commercial real estate-oriented, collateral value is not as strongly correlated to principal repayment performance. Collateral values are generally refreshed when an obligor's general credit performance deteriorates and we have to assess the likely performance of secondary sources of repayment should it prove necessary to rely on them. For this reason, the table above reports values only for customers with CRR 8 to 10, recognising that these loans and advances generally have valuations which are comparatively recent. Starting with 2013, collateral values held for customers rated CRR 9 to 10 (i.e. classified as impaired) are separately disclosed. For the above table, cash is valued at its nominal value and marketable securities at their fair value. The LTV ratios presented are calculated by directly associating loans and advances with the collateral that individually and uniquely supports each facility. Where collateral assets are shared by multiple loans and advances, whether specifically or, more generally, by way of an all monies charge, the collateral value is pro-rated across the loans and advances protected by the collateral.

In both the commercial real estate and other corporate and commercial collateral tables the difference between the collateral value and the value of partially collateralised lending cannot be directly compared with any impairment allowances recognised in respect of impaired loans, as the loans may be performing in accordance with their contractual terms. When loans are not performing in accordance with their contractual terms, the recovery of cash flows may be affected by other cash resources of the customer, or other credit risk enhancements not quantified for the tables above. The values in the tables represent the expected market value on an open market basis; no adjustment has been made to the collateral for any expected costs of recovery. When a loan is considered for impairment, the value used in the impairment allowance calculation takes such costs into consideration and might also reflect any deviation from an open market value arising from the expected conditions for sale, such as a forced sale within a specified timetable. While the values reported are therefore expected to be closely aligned to the values used in impairment assessment, they will not be the same. The existence or otherwise of specific collateral is not taken into account in the modeling of wholesale impairment allowances for loss events which are incurred but not reported. These models operate on portfolio level observations of current loss in each portfolio to which they are applied as described on page 272. As current loss estimates are derived from adjusted historical observations, the contribution of collateral is indirectly reflected in the loss history.

Our policy for determining impairment allowances, including the effect of collateral on these impairment allowances, is described on page 272.

Loans and advances to banks

The following table shows loans and advances to banks, including off-balance sheet loan commitments by level of collateral.

Loans and advances to banks including loan commitments by level of collateral
(Audited)

	Europe	Hong Kong	Rest of Asia-Pacific	MENA	North America	Latin America	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m
At 31 December 2013
Rated CRR/EL 1 to 8
Not collateralised ...............	22,356	31,462	41,524	6,374	7,211	10,481	119,408
Fully collateralised ..............	52,114	2,260	8,168	24	23,744	4,724	91,034
Partially collateralised (A) ..	68	1,866	2,616	-	-	-	4,550
- collateral value on A ....	3	1,696	2,516	-	-	-	4,215

	74,538	35,588	52,308	6,398	30,955	15,205	214,992
Rated CRR/EL 9 to 10
Not collateralised ...............	153	-	-	312	14	-	479

	74,691	35,588	52,308	6,710	30,969	15,205	215,471

At 31 December 2012
Rated CRR/EL 1 to 10
Not collateralised ...............	36,043	24,622	40,694	7,290	9,050	12,838	130,537
Fully collateralised ..............	25,496	2,294	5,667	-	811	3,691	37,959
Partially collateralised (C) ..	62	1,459	1,207	-	-	-	2,728
- collateral value on C ....	61	1,452	1,135	-	-	-	2,648

	61,601	28,375	47,568	7,290	9,861	16,529	171,224

The collateral used in the assessment of the above lending relates primarily to cash and marketable securities. Loans and advances to banks are typically unsecured. Certain products such as reverse repos and stock borrowing are effectively collateralised and have been included in the above as fully or partly collateralised. The fully collateralised loans and advances to banks in Europe consist primarily of reverse repo agreements and stock borrowing. Collateral values held for customers rated CRR 9 to 10 (i.e. classified as impaired) are separately disclosed above, starting with 2013.

Derivatives

The International Swaps and Derivatives Association ('ISDA') Master Agreement is our preferred agreement for documenting derivatives activity. It provides the contractual framework within which dealing activity across a full range of over-the-counter ('OTC') products is conducted, and contractually binds both parties to apply close-out netting across all outstanding transactions covered by an agreement if either party defaults or another pre-agreed termination event occurs. It is common, and our preferred practice, for the parties to execute a Credit Support Annex ('CSA') in conjunction with the ISDA Master Agreement. Under a CSA, collateral is passed between the parties to mitigate the counterparty risk inherent in outstanding positions. The majority of our CSAs are with financial institutional clients.

We manage the counterparty exposure arising from market risk on our OTC derivative contracts by using collateral agreements with counterparties and netting agreements. Currently, we do not actively manage our general OTC derivative counterparty exposure in the credit markets, although we may manage individual exposures in certain circumstances.

For a description of how the derivative offset amount in the 'Maximum exposure to credit risk' table is derived, see page 159.

Other credit risk exposures

In addition to collateralised lending, other credit enhancements are employed and methods used to mitigate credit risk arising from financial assets. These are described in more detail below:

• some securities issued by governments, banks and other financial institutions benefit from additional credit enhancement provided by government guarantees that cover the assets.

Details of government guarantees are included in Notes 6, 10 and 12 on the Financial Statements.

• debt securities issued by corporates are primarily unsecured;

• debt securities issued by banks and financial institutions include ABSs and similar instruments which are supported by underlying pools of financial assets. Credit risk associated with ABSs is reduced through the purchase of CDS protection.

Disclosure of the Group's holdings of ABSs and associated CDS protection is provided on page 204.

• trading assets include loans and advances held with trading intent. These mainly consist of cash collateral posted to satisfy margin requirements on derivatives, settlement accounts, reverse repos and stock borrowing. There is limited credit risk on cash collateral posted since in the event of default of the counterparty these would be set off against the related liability. Reverse repos and stock borrowing are by their nature collateralised.

Collateral accepted as security that the Group is permitted to sell or repledge under these arrangements is described in Note 36 on the Financial Statements.

The Group's maximum exposure to credit risk includes financial guarantees and similar arrangements that we issue or enter into, and loan commitments that we are irrevocably committed to. Depending on the terms of the arrangement, we may have recourse to additional credit mitigation in the event that a guarantee is called upon or a loan commitment is drawn and subsequently defaults. For further information on these arrangements, see Note 40 on the Financial Statements.

Collateral and other credit enhancements obtained
(Audited)

The carrying amount of assets obtained by taking possession of collateral held as security, or calling upon other credit enhancements, is as follows:

Carrying amount of assets obtained

	At 31 December
	2013	2012
	US$m	US$m
Nature of assets
Residential property ................	408	353
Commercial and industrial property ..............................	43	88
Other ......................................	2	3

	453	444

The increase in foreclosed residential properties was due to the suspension of foreclosure activities at the end of 2011 and during the first half of 2012. In the US we have resumed processing suspended foreclosure actions in all states and have referred the majority of the backlog of loans for foreclosure. We have also begun initiating new foreclosure activities in all states (see page 164 (unaudited)).

We make repossessed properties available for sale in an orderly fashion, with the proceeds used to reduce or repay the outstanding indebtedness. If excess funds arise after the debt has been repaid, they are made available to repay other secured lenders with lower priority or are returned to the customer. We do not generally occupy repossessed properties for our business use.

Impaired loans
(Audited)

Impaired loans and advances are those that meet any of the following criteria:

• wholesale loans and advances classified as Customer Risk Rating ('CRR') 9 or CRR 10. These grades are assigned when the bank considers that either the customer is unlikely to pay its credit obligations in full, without recourse to security, or when the customer is past due 90 days or more on any material credit obligation to HSBC.

• retail loans and advances classified as Expected Loss ('EL') 9 or EL 10. These grades are assigned to retail loans and advances greater than 90 days past due unless individually they have been assessed as not impaired.

For further details of the CRR and the EL scales see page 267 (unaudited);

• renegotiated loans and advances that have been subject to a change in contractual cash flows as a result of a concession which the lender would not otherwise consider, and where it is probable that without the concession the borrower would be unable to meet the contractual payment obligations in full, unless the concession is insignificant and there are no other indicators of impairment. Renegotiated loans remain classified as impaired until there is sufficient evidence to demonstrate a significant reduction in the risk of non-payment of future cash flows, and there are no other indicators of impairment.

For loans that are assessed for impairment on a collective basis, the evidence to support reclassification as no longer impaired typically comprises a history of payment performance against the original or revised terms, depending on the nature and volume of renegotiation and the credit risk characteristics surrounding the renegotiation. For loans that are assessed for impairment on an individual basis, all available evidence is assessed on a case-by-case basis.

In HSBC Finance, where a significant majority of HSBC's loan forbearance activity occurs, the history of payment performance is assessed with reference to the original terms of the contract, reflecting the higher credit risk characteristics of this portfolio. The payment performance periods are monitored to ensure they remain appropriate to the levels of relapse observed within the portfolio.

For further disclosure on loans subject to forbearance, see page 268.

Renegotiated loans and forbearance disclosures are subject to evolving industry practice and regulatory guidance.

Movement in impaired loans by geographical region
(Unaudited)

	Europe	Hong Kong	Rest of Asia- Pacific	MENA	North America	Latin America	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Impaired loans at 1 January 2013 .....................	11,145	477	1,147	2,474	20,345	3,188	38,776
Personal .......................................................	2,466	172	439	368	18,726	1,580	23,751
Corporate and commercial ............................	8,058	267	700	1,872	1,592	1,604	14,093
Financial2 .....................................................	621	38	8	234	27	4	932

Classified as impaired during the year ................	4,952	371	1,053	419	6,168	4,333	17,296
Personal .......................................................	1,176	224	574	107	5,319	1,872	9,272
Corporate and commercial ............................	3,726	144	479	306	837	2,453	7,945
Financial2 .....................................................	50	3	-	6	12	8	79

Transferred from impaired to unimpaired during the year ..............................................	(1,215)	(33)	(112)	(166)	(3,198)	(642)	(5,366)
Personal .......................................................	(265)	(27)	(110)	(68)	(3,172)	(266)	(3,908)
Corporate and commercial ............................	(804)	(6)	(2)	(85)	(24)	(375)	(1,296)
Financial2 .....................................................	(146)	-	-	(13)	(2)	(1)	(162)

Amounts written off ........................................	(1,411)	(182)	(356)	(165)	(1,706)	(1,957)	(5,777)
Personal .......................................................	(423)	(149)	(295)	(79)	(1,433)	(1,456)	(3,835)
Corporate and commercial ............................	(927)	(30)	(61)	(75)	(270)	(499)	(1,862)
Financial2 .....................................................	(61)	(3)	-	(11)	(3)	(2)	(80)

Net repayments and other.................................	(243)	(188)	(554)	(277)	(6,486)	(678)	(8,426)
Personal .......................................................	(16)	(76)	(226)	(11)	(5,771)	(382)	(6,482)
Corporate and commercial ............................	(339)	(84)	(325)	(253)	(708)	(294)	(2,003)
Financial2 .....................................................	112	(28)	(3)	(13)	(7)	(2)	59

At 31 December 2013 ....................................	13,228	445	1,178	2,285	15,123	4,244	36,503
Personal .......................................................	2,938	144	382	317	13,669	1,348	18,798
Corporate and commercial ............................	9,714	291	791	1,765	1,427	2,889	16,877
Financial2 .....................................................	576	10	5	203	27	7	828

	Europe	Hong Kong	Rest of Asia- Pacific	MENA	North America	Latin America	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Impaired loans at 1 January 2012 .....................	11,819	608	1,070	2,445	22,758	3,039	41,739
Personal .......................................................	2,797	190	388	428	21,094	1,646	26,543
Corporate and commercial ............................	8,113	372	667	1,798	1,517	1,391	13,858
Financial2 .....................................................	909	46	15	219	147	2	1,338

Classified as impaired during the year ................	3,482	292	924	648	8,130	4,507	17,983
Personal .......................................................	933	169	549	73	7,363	2,807	11,894
Corporate and commercial ............................	2,481	123	375	531	739	1,696	5,945
Financial2 .....................................................	68	-	-	44	28	4	144

Transferred from impaired to unimpaired during the year ..............................................	(1,164)	(47)	(85)	(321)	(4,223)	(1,765)	(7,605)
Personal .......................................................	(279)	(38)	(69)	(32)	(4,124)	(1,124)	(5,666)
Corporate and commercial ............................	(858)	(5)	(15)	(289)	(99)	(640)	(1,906)
Financial2 .....................................................	(27)	(4)	(1)	-	-	(1)	(33)

Amounts written off ........................................	(1,891)	(217)	(564)	(264)	(3,514)	(2,112)	(8,562)
Personal .......................................................	(632)	(127)	(373)	(96)	(3,227)	(1,521)	(5,976)
Corporate and commercial ............................	(1,212)	(90)	(191)	(143)	(202)	(590)	(2,428)
Financial2 .....................................................	(47)	-	-	(25)	(85)	(1)	(158)

Net repayments and other.................................	(1,101)	(159)	(198)	(34)	(2,806)	(481)	(4,779)
Personal .......................................................	(353)	(22)	(56)	(5)	(2,380)	(228)	(3,044)
Corporate and commercial ............................	(466)	(133)	(136)	(26)	(363)	(253)	(1,377)
Financial2 .....................................................	(282)	(4)	(6)	(3)	(63)	-	(358)

At 31 December 2012 ......................................	11,145	477	1,147	2,474	20,345	3,188	38,776
Personal .......................................................	2,466	172	439	368	18,726	1,580	23,751
Corporate and commercial ............................	8,058	267	700	1,872	1,592	1,604	14,093
Financial2 .....................................................	621	38	8	234	27	4	932

For footnote, see page 263.

Impairment of loans and advances
(Audited)

A summary of our current policies and practices regarding impairment assessment is provided in the Appendix to Risk on page 272.

The tables below analyse by geographical region the impairment allowances recognised for impaired loans and advances that are either individually assessed or collectively assessed, and collective impairment allowances on loans and advances classified as not impaired.

During 2013, we reviewed the impairment allowance methodology used for retail banking and small business portfolios across the Group (see page 72).

Impairment allowances on loans and advances to customers by geographical region
(Audited)

	Europe	Hong Kong	Rest of Asia- Pacific	MENA	North America	Latin America	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m
At 31 December 2013
Gross loans and advances to customers
Individually assessed impaired loans15 (A)	11,497	377	1,073	2,117	1,736	2,595	19,395

Collectively assessed16 (B) .......................	498,267	195,621	147,488	26,659	164,130	43,887	1,076,052
- impaired loans15 ...............................	1,690	68	105	148	13,373	1,649	17,033
- non-impaired loans17 ........................	496,577	195,553	147,383	26,511	150,757	42,238	1,059,019

Total (C) .................................................	509,764	195,998	148,561	28,776	165,866	46,482	1,095,447

Impairment allowances (c) .......................	5,563	449	765	1,565	4,237	2,564	15,143
- individually assessed (a) ....................	4,019	174	460	1,131	410	878	7,072
- collectively assessed (b) ....................	1,544	275	305	434	3,827	1,686	8,071

Net loans and advances ............................	504,201	195,549	147,796	27,211	161,629	43,918	1,080,304

Of which:
- reverse repos to customers ...............	48,091	1,991	4,457	-	33,676	-	88,215

(a) as a percentage of A ...........................	35.0%	46.2%	42.9%	53.4%	23.6%	33.8%	36.5%
(b) as a percentage of B ...........................	0.3%	0.1%	0.2%	1.6%	2.3%	3.8%	0.8%
(c) as a percentage of C ...........................	1.1%	0.2%	0.5%	5.4%	2.6%	5.5%	1.4%

	US$m	US$m	US$m	US$m	US$m	US$m	US$m
At 31 December 2012
Gross loans and advances to customers
Individually assessed impaired loans15 (D)	9,959	398	1,019	2,251	1,849	1,295	16,771

Collectively assessed16 (E) .......................	458,802	173,688	137,846	27,629	144,523	54,476	996,964
- impaired loans15 ...............................	1,121	79	128	197	18,482	1,893	21,900
- non-impaired loans17 ........................	457,681	173,609	137,718	27,432	126,041	52,583	975,064

Total (F) .................................................	468,761	174,086	138,865	29,880	146,372	55,771	1,013,735

Impairment allowances (f) .......................	5,321	473	746	1,794	5,616	2,162	16,112
- individually assessed (d) ....................	3,781	192	442	1,323	428	406	6,572
- collectively assessed (e) ....................	1,540	281	304	471	5,188	1,756	9,540

Net loans and advances ............................	463,440	173,613	138,119	28,086	140,756	53,609	997,623

Of which:
- reverse repos to customers ...............	27,299	760	307	-	6,281	4	34,651

(d) as a percentage of D ...........................	38.0%	48.2%	43.4%	58.8%	23.1%	31.4%	39.2%
(e) as a percentage of E ...........................	0.3%	0.2%	0.2%	1.7%	3.6%	3.2%	1.0%
(f) as a percentage of F ............................	1.1%	0.3%	0.5%	6.0%	3.8%	3.9%	1.6%

For footnotes, see page 263.

After excluding reverse repo balances, (c) as a percentage of C was 1.21% for Europe, 3.21% for North America and 1.5% in total at 31 December 2013. After excluding reverse repos, (f) as a percentage of F was 1.21% for Europe, 4.01% for North America and 1.65% in total at 31 December 2012.

Net loan impairment charge to the income statement by geographical region
(Unaudited)

	Europe	Hong Kong	Rest of Asia- Pacific	MENA	North America	Latin America	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m
2013
Individually assessed impairment allowances ...........................................	1,376	13	132	(86)	262	623	2,320
- new allowances .................................	1,828	65	251	196	398	702	3,440
- release of allowances no longer required ............................................	(402)	(44)	(101)	(235)	(98)	(31)	(911)
- recoveries of amounts previously written off .......................................	(50)	(8)	(18)	(47)	(38)	(48)	(209)

Collectively assessed impairment allowances18 ........................................	356	122	216	42	973	2,019	3,728
- new allowances net of allowance releases ............................................	943	149	330	82	1,058	2,253	4,815
- recoveries of amounts previously written off .......................................	(587)	(27)	(114)	(40)	(85)	(234)	(1,087)

Total charge for impairment losses ..........	1,732	135	348	(44)	1,235	2,642	6,048
- banks ...............................................	-	-	-	-	5	-	5
- customers ........................................	1,732	135	348	(44)	1,230	2,642	6,043

2012
Individually assessed impairment allowances ...........................................	1,387	(8)	97	205	258	200	2,139
- new allowances .................................	1,960	32	239	369	380	292	3,272
- release of allowances no longer required ............................................	(516)	(34)	(117)	(133)	(85)	(49)	(934)
- recoveries of amounts previously written off .......................................	(57)	(6)	(25)	(31)	(37)	(43)	(199)

Collectively assessed impairment allowances18 ........................................	487	92	243	50	3,204	1,945	6,021
- new allowances net of allowance releases ............................................	839	117	368	94	3,296	2,254	6,968
- recoveries of amounts previously written off .......................................	(352)	(25)	(125)	(44)	(92)	(309)	(947)

Total charge for impairment losses ..........	1,874	84	340	255	3,462	2,145	8,160
- customers ........................................	1,874	84	340	255	3,462	2,145	8,160

For footnote, see page 263.

2013 compared with 2012
(Unaudited)

On a reported basis, loan impairment allowances were US$15bn at 31 December 2013, a 6% decrease compared with the end of 2012. Impaired loans and advances were US$37bn, a decrease of 6% from the end of 2012.

The following commentary is on a constant currency basis.

Loan impairment allowances fell by 5% to US$15bn. The reduction was mainly in North America, driven by the continued run-off and loan sales in the US CML portfolio and improvements in housing market conditions.

Impaired loans decreased by 5% compared with the end of 2012 to US$37bn, reflecting the continued run-off and loan sales in the US CML portfolio.

Releases and recoveries of US$2.2bn were higher than in 2012, mainly in Europe on collectively assessed recoveries in RBWM following debt sales in the UK in 2013 and, in the Middle East and North Africa, due to a small number of individual releases, mainly in GB&M on UAE-related exposures.

Regional analysis

In Europe, new loan impairment allowances decreased marginally to US$3bn, primarily due to lower new individual allowances in GB&M and in CMB, mainly in France and on Greek exposures, reflecting improvements to the challenging economic conditions in 2012. This was largely offset by higher new collective allowances in the UK, mainly in the retail sector.

Impaired loans increased by 16% compared with the end of 2012 to US$13bn, resulting from a small number of individually assessed corporate and commercial loans in the UK and France and portfolio growth in Turkey.

Releases and recoveries in Europe were US$1bn, a rise of 13% compared with the end of 2012, mainly due to higher recoveries from debt sales in the UK in 2013. This was partly offset by lower releases, mainly in France in GB&M and CMB.

In Hong Kong and Rest of Asia-Pacific new loan impairment allowances and impaired loans remained at low levels.

In the Middle East and North Africa, new loan impairment allowances were US$278m, a decrease of US$180m. This was due to a reduction in new individually assessed allowances as a result of the overall improvement in the loan portfolio compared with 2012, and improved property prices in the UAE.

Impaired loans of US$2bn at 31 December 2013 were 7% lower than in 2012, mainly in the UAE due to recoveries and an improvement in credit quality.

Releases and recoveries in the region rose by US$114m on 2012 to US$322m due to a small number of individual releases, mainly in GB&M on UAE-related exposures.

In North America, new loan impairment allowances decreased by 60% to US$1.5bn, driven by lower new collectively assessed allowances as a result of improvements in housing market conditions and the continued run-off and loan sales in the CML portfolio.

Impaired loans fell by 25% to US$15bn compared with the end of 2012 due to the continued run-off and loan sales in the CML portfolio.

Releases and recoveries in North America were broadly in line with 2012.

In Latin America, new loan impairment allowances increased by 25% to US$3bn, primarily in Mexico from higher specific impairments in CMB relating to homebuilders due to a change in the public housing policy, and higher collective provisions in RBWM. In Brazil, collectively assessed new allowances increased as a result of impairment methodology changes and assumption revisions for restructured loan account portfolios in RBWM and CMB as well as higher specific impairments across a number of corporate exposures. This was partly offset by improvements in credit quality in Brazil as modifications to credit strategies in previous years to mitigate rising delinquency rates took effect.

Impaired loans increased by 47% from the end of 2012 to US$4bn, mainly relating to homebuilders in Mexico and from methodology changes and higher individually assessed impairments in CMB in Brazil across a number of corporate exposures.

Releases and recoveries in Latin America reduced to US$313m compared with 2012, mainly in RBWM in Brazil and Mexico.

For an analysis of loan impairment charges and other credit risk provisions by global business, see page 94.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

 HSBC Holdings plc

                                                       By:

                                                                                       Name: Ben J S Mathews

                                                                                                 Title: Group Company Secretary

                                                                                 Date: 25 March 2014